Exhibit 99.6

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

Silvercorp Metals Inc. ("Silvercorp" or the "Company")
Suite 1750 – 1066 West Hastings Street
Vancouver, British Columbia
V6E 3X1

Item 2:	Date of Material Change

April 26, 2024 and May 1, 2024

Item 3:	News Release

A news release announcing the material change was disseminated via Canada Newswire on April 26, 2024 and a copy was filed on the Company's profile at www.sedarplus.ca.

Item 4:	Summary of Material Change

On April 26, 2024, the Company entered into a definitive arrangement agreement (the "Arrangement Agreement") with Adventus Mining Corporation ("Adventus") whereby Silvercorp will acquire all of the issued and outstanding shares of Adventus that it does not already hold, pursuant to a court-approved plan of arrangement (the "Transaction"). Under the terms of the Arrangement Agreement, each holder of the common shares of Adventus (each, an “Adventus Share”) will receive 0.1015 of one Silvercorp common share (each, a “Silvercorp Share”) in exchange for each Adventus Share (the “Exchange Ratio”) at the effective time of the Transaction. The Exchange Ratio implies consideration of C$0.50 per Adventus Share based on the 20-day volume-weighted average prices (“VWAP”) of Silvercorp Shares on the Toronto Stock Exchange (the “TSX”) on April 25, 2024. This represents a premium of 31% based on the 20-day VWAP of Silvercorp on the TSX and Adventus on the TSX Venture Exchange (the “TSXV”), both as at April 25, 2024. The implied equity value of the Transaction is approximately C$200 million on a fully-diluted in-the-money basis. Upon completion of the proposed Transaction (and after giving effect to the Placement (as defined herein)), it is expected that existing Silvercorp and Adventus shareholders will own approximately 81.6% and 18.4%, respectively, of Silvercorp Shares outstanding on a fully-diluted in-the-money basis.

Concurrent with entering into the Arrangement Agreement, Silvercorp and Adventus entered into an investment agreement (the "Investment Agreement") which provides for the sale by Adventus, and subscription by Silvercorp, of 67,441,217 Adventus Shares at an issue price of C$0.38 per share, or C$25,627,662 in the aggregate (the “Placement”). Immediately after giving effect to the Placement, which was completed on May 1, 2024, Silvercorp acquired ownership of approximately 15% of the total issued and outstanding Adventus Shares.

Item 5:	5.1 - Full Description of Material Change

Transaction Summary

On April 26, 2024, the Company entered into an Arrangement Agreement with Adventus whereby Silvercorp will acquire all of the issued and outstanding shares of Adventus that it does not already hold, pursuant to a court-approved plan of arrangement. Under the terms of the Arrangement Agreement, each holder of Adventus Shares will receive 0.1015 of one Silvercorp Share in exchange for each Adventus Share at the effective time of the Transaction. The Exchange Ratio implies consideration of C$0.50 per Adventus Share based on the 20-day VWAP of Silvercorp Shares on the TSX on April 25, 2024. This represents a premium of 31% based on the 20-day VWAP of Silvercorp on the TSX and Adventus on the TSXV, both as at April 25, 2024. The implied equity value of the Transaction is approximately C$200 million on a fully-diluted in-the-money basis. Upon completion of the proposed Transaction (and after giving effect to the Placement), it is expected that existing Silvercorp and Adventus shareholders will own approximately 81.6% and 18.4%, respectively, of Silvercorp Shares outstanding on a fully-diluted in-the-money basis.

Under the terms of the Transaction, Silvercorp will acquire all the issued and outstanding Adventus Shares (other than Adventus Shares owned by Silvercorp at the effective time of the Transaction) and Adventus shareholders will receive 0.1015 Silvercorp Shares for each existing Adventus Share held. All outstanding Adventus stock options and warrants will become exercisable for Silvercorp Shares, with the number of Silvercorp Shares issuable on exercise and the exercise price adjusted in accordance with the Exchange Ratio. All outstanding Adventus restricted share units will immediately vest upon closing of the Transaction and be settled in cash by Adventus, which will be funded by a non-interest bearing loan to be made by Silvercorp to Adventus.

The Transaction will be carried out by way of a court-approved plan of arrangement under the Canada Business Corporations Act and a resolution to approve the Transaction will be submitted to Adventus shareholders and holders of Adventus stock options and restricted share units at a special meeting of securityholders expected to be held on or about June 28, 2024 (the “Special Meeting”). The Transaction will require approval by (i) 66 2/3% of the votes cast by Adventus shareholders and holders of Adventus options and Adventus restricted share units voting as a single class, and (ii) a simple majority that excludes those not entitled to vote in accordance with Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

In addition to Adventus securityholder and court approval, the Transaction is also subject to the satisfaction of certain other closing conditions customary for a transaction of this nature. The Transaction has been conditionally approved by the TSXV but remains subject to final approval of the TSXV on behalf of Adventus, and approval of the TSX and NYSE American on behalf of Silvercorp, including the acceptance for listing of the Silvercorp Shares to be issued in connection with the Transaction. The Transaction is expected to be completed in the third quarter of 2024.

The Arrangement Agreement includes representations, warranties, covenants, indemnities, termination rights and other provisions customary for a transaction of this nature. In particular, the Arrangement Agreement provides for customary deal protections, including a non-solicitation covenant on the part of Adventus and a right for Silvercorp to match any Superior Proposal (as defined in the Arrangement Agreement). The Arrangement Agreement also includes (i) a termination fee of C$10 million, payable by Adventus, under certain circumstances (including if the Arrangement Agreement is terminated in connection with Adventus pursuing a Superior Proposal) and (ii) an expense reimbursement fee of US$500,000 in the event that Adventus shareholders fail to approve the Transaction.

The foregoing summary of the Arrangement Agreement and the transactions contemplated thereby does not purport to be a complete description of all the parties’ rights and obligations under the Arrangement Agreement and is qualified in its entirety by reference to the Arrangement Agreement, a copy of which has been filed on Silvercorp’s SEDAR+ profile.

Voting Support Agreements

Each of the directors and senior officers of Adventus, Mr. Ross Beaty and Wheaton Precious Metals Corp., representing approximately 23% of the issued and outstanding Adventus Shares in aggregate, have entered into voting support agreements with Silvercorp and have agreed, among other things, to vote in favour of the Transaction at the Special Meeting in accordance with those agreements.

The Voting Support Agreements will terminate, among other circumstances, where the Arrangement Agreement is terminated in accordance with its terms.

Further details regarding the terms of the Transaction are set out in the Arrangement Agreement, which is available on SEDAR+ (www.sedarplus.ca) under Silvercorp’s issuer profile.

Concurrent Private Placement Transaction

Concurrent with entering into the Arrangement Agreement, Silvercorp and Adventus entered into the Investment Agreement which provides for the sale by Adventus, and subscription by Silvercorp, of 67,441,217 Adventus Shares at an issue price of C$0.38 per share, or C$25,627,662 in the aggregate.

Immediately after giving effect to the Placement, which was completed on May 1, 2024, Silvercorp acquired ownership of approximately 15% of the total issued and outstanding Adventus Shares.

The Placement has been conditionally approved by the TSXV and remains subject to final acceptance by the TSXV on behalf of Adventus for the listing of the Adventus Shares to be issued to Silvercorp. The Adventus Shares issued pursuant to the Placement are subject to a statutory four-month hold period under applicable securities laws expiring on September 2, 2024.

Under the Investment Agreement, if and for so long as Silvercorp holds at least 10% of the total issued and outstanding Adventus Shares: (i) Silvercorp is entitled to designate one nominee to serve as a director of Adventus; and (ii) Silvercorp benefits from certain anti-dilution protections, including (A) a participation right in respect of any proposed issuance of securities of Adventus pursuant to a private placement, a public offering or otherwise (excluding securities issued as compensation, securities issued upon the exercise or conversion of any convertible or exchangeable securities outstanding as of the date of the Investment Agreement or securities issued pursuant to an at-the-market offering) and (B) a top-up right in respect of such excluded securities.

5.2 - Disclosure for Restructuring Transactions

Not applicable.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

Lon Shaver, President (Tel: +1-604-669-9397)

Item 9:	Date of Report

May 6, 2024

Forward-Looking Statements

This material change report includes certain information that may constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under applicable securities legislation. Forward-looking information includes, but is not limited to, information with respect to the completion of the Transaction on the terms currently contemplated (or at all), including the receipt of court, shareholder and regulatory approvals; the expected timing thereof; the expected use of proceeds of the Placement; the timing and ability of Adventus to satisfy the customary listing conditions of, and receive final acceptance, in respect of the Placement from the TSXV (if at all). Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking information, including the ability to complete the Transaction on the terms currently contemplated (or at all), the receipt of necessary approvals, the ability to satisfy conditions to the Transaction, the ability to receive final acceptance of the TSXV in respect of the Placement; the ability to achieve the benefits of the Transaction; that operations in Adventus’ and

Silvercorp’s properties will continue without interruption; assumptions in respect of current and future market conditions and the execution of each of Adventus' and Silvercorp's business strategies; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated, intended or implied. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. All forward-looking information contained in this material change report is given as of the date hereof and is based upon the opinions and estimates of management and information available to management as at the date hereof. Silvercorp disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.